Exhibit 99.5

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-237934) of Navios Maritime Partners L.P. of our report dated December 7, 2022 relating to the financial statements of the Dry Bulk Group of Companies (a fleet of Navios Maritime Holdings Inc.), which appears in this Current Report on Form 6-K.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

December 7, 2022